04046099

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME First Majestic Resource Corp.

*CURRENT ADDRESS Suite 1480
885 West Georgia Street
Vancouver, BC V6C 3E8

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 16 2004
THOMSON FINANCIAL

FILE NO. 82- 34833 FISCAL YEAR 6/30/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: hm

DATE: 11/10/04

82-34833

6-30-03
AR/S

BC Form 51-901F

QUARTERLY REPORT

Incorporated as part of: X **Schedule A**
____ **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER	FIRST MAJESTIC RESOURCE CORP.
ISSUER ADDRESS	#1305 - 1090 WEST GEORGIA STREET VANCOUVER, BC V6E 3V7
ISSUER TELEPHONE NUMBER	(604) 541-9810
ISSUER FAX NUMBER	(604) 541-9820
CONTACT PERSON	MR. KEITH NEUMEYER
CONTACT'S POSITION	PRESIDENT
CONTACT'S TELEPHONE NUMBER	(604) 541-9810
CONTACT'S E-MAIL ADDRESS	keithn@shaw.ca
WEBSITE	www.firstmajestic.com
FOR QUARTER ENDED	JUNE 30, 2003
DATE OF REPORT	NOVEMBER 12, 2003

CERTIFICATE

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

DANIEL KOSTIUK	*"Daniel Kostiuk"*	03/11/12
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**
KEITH NEUMEYER	*"Keith Neumeyer"*	03/11/12
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**

(Signatures for this Form should be entered in TYPED form)

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

JUNE 30, 2003 AND 2002

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of First Majestic Resource Corp. are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by G. Ross McDonald, C.A. and his report outlines the scope of his examination and gives his opinion on the financial statements.

"Keith Neumeyer"

Keith Neumeyer
President

October 17, 2003

G. Ross McDonald*

Chartered Accountant

*Denotes incorporated professional

Suite 1402, 543 Granville Street
Vancouver, B.C. V6C 1X8
Tel: (604) 685-8646
Fax: (604) 684-6334

AUDITOR'S REPORT

TO THE SHAREHOLDERS OF FIRST MAJESTIC RESOURCE CORP.

I have audited the consolidated balance sheets of First Majestic Resource Corp. as at June 30, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audits.

I conducted my audits in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"G. Ross McDonald"

G. Ross McDonald
Chartered Accountant

Vancouver, British Columbia
October 10, 2003, except as to
Note 10(e), which is as of
October 17, 2003

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30

	2003 $	2002 $
ASSETS		
CURRENT		
Cash	9,411	235,505
Amounts receivable and advances	13,612	26,796
Other receivable (Note 4)	-	15,187
	23,023	277,488
MINERAL PROPERTY INTERESTS(Note 5)	28,133	157,687
RECLAMATION BOND	-	5,000
	51,156	440,175
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	138,047	4,770
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 6)	8,435,477	8,435,477
CONTRIBUTED SURPLUS	637	637
DEFICIT	(8,523,005)	(8,000,709)
	(86,891)	435,405
	51,156	440,175

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)

SUBSEQUENT EVENTS (Note 10)

APPROVED ON BEHALF OF THE BOARD

"Keith Neumeyer"
Director

"Daniel Kostiuk"
Director

The accompanying notes form an integral part of these consolidated financial statements.

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED JUNE 30

	2003 $	2002 $
REVENUE		
Interest income	-	25
EXPENSES		
Accounting and administrative services	7,135	6,870
Audit	3,500	2,330
Consulting fees	28,500	-
Legal	14,972	32,177
Office	2,445	5,013
Professional fees	19,637	-
Regulatory	6,023	6,180
Shareholder costs	2,693	3,518
Transfer agent fees	4,601	5,593
Travel	17,429	-
Website	3,850	-
	110,785	61,681
LOSS BEFORE OTHER ITEMS	(110,785)	(61,656)
OTHER ITEMS		
Write-down of mineral property interests (Note 5)	(391,324)	-
Write-off of reclamation bond	(5,000)	-
Write-down of other receivable (Note 4)	(15,187)	(30,588)
	(411,511)	(30,588)
LOSS FOR THE YEAR	(522,296)	(92,244)
DEFICIT - BEGINNING OF YEAR	(8,000,709)	(7,908,465)
DEFICIT - END OF YEAR	(8,523,005)	(8,000,709)
BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.09)	$(0.03)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	5,781,735	3,589,270

The accompanying notes form an integral part of these consolidated financial statements.

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30

	2003 $	2002 $
CASH PROVIDED FROM (USED FOR)		
OPERATING ACTIVITIES		
Loss for the year	(522,296)	(92,244)
Items not affecting cash		
Write-down of mineral property interests	391,324	-
Write-off of reclamation bond	5,000	-
Write-down of other receivable	15,187	30,588
Decrease (increase) in amounts receivable and advances	13,184	(24,331)
Increase (decrease) in accounts payable and accrued liabilities	133,277	(4,333)
	35,676	(90,320)
INVESTING ACTIVITY		
Expenditures on mineral property interest	(261,770)	(101,687)
FINANCING ACTIVITY		
Issuance of common shares	-	412,500
INCREASE (DECREASE) IN CASH	(226,094)	220,493
CASH - BEGINNING OF YEAR	235,505	15,012
CASH - END OF YEAR	9,411	235,505

SUPPLEMENTAL CASH FLOW INFORMATION

There were no non-cash transactions during the years ended June 30, 2003 and 2002.

INTEREST RECEIVED IN CASH	-	-
INTEREST PAID IN CASH	-	-
INCOME TAXES PAID IN CASH	-	-

The accompanying notes form an integral part of these consolidated financial statements.

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS

FOR THE YEARS ENDED JUNE 30

	2003 $	2002 $
BALANCE - BEGINNING OF YEAR	41,687	-
EXPENDITURES DURING THE YEAR		
Aerial mapping	21,218	17,650
Assaying	17,986	-
Camp costs	5,558	-
Drilling	71,952	-
Equipment rentals	9,137	-
Field supplies	2,311	-
Fuel and oil	1,913	-
Geological	51,330	18,855
Geophysics	2,320	-
Linecutting	36,350	-
Other	1,375	-
Recording fees	2,370	4,757
Travel	119	425
	223,939	41,687
Less: MEAP grant received	(27,169)	-
	196,770	41,687
	238,457	-
Less: Write-down	(210,324)	-
BALANCE - END OF YEAR	28,133	41,687

All of the above expenditures were incurred on the Wekusko Lake properties (Note 5).

The accompanying notes form an integral part of these consolidated financial statements.

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

1. NATURE OF OPERATIONS AND GOING CONCERN

First Majestic Resource Corp. (the "Company") is in the business of acquiring, exploring and evaluating its mineral properties. To date, the Company has not earned any revenue from its operations and is considered to be in the development stage. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. The amounts shown as mineral property interests represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

As at June 30, 2003, the Company had an accumulated deficit of $8,523,005 and a working capital deficiency of $115,024. These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

Subsequent to June 30, 2003, the Company completed a private placement of 3 million units for gross proceeds of $600,000 (Note 10(b)).

2. STOCK-BASED COMPENSATION

During the 2003 fiscal year the Company adopted, on a prospective basis, the provisions of new Section 3870 *"Stock-Based Compensation and Other Stock Based Payments"* of the Canadian Institute of Chartered Accountants' Handbook ("Section 3870"). Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Section 3870 recommends that certain stock-based transactions, such as the grant of stock options, be accounted for at fair value. The section is only applicable to transactions that occurred on or after January 1, 2002.

As permitted by Section 3870, the Company did not adopt the fair value method for certain stock-based compensation granted to employees and directors. The Company is required to provide pro-forma information with regards to its net income as if compensation cost for the Company's stock option plan had been determined in accordance with the fair value based method prescribed in Section 3870.

During the 2003 fiscal year the Company did not grant any stock options. The adoption of Section 3870 did not have any impact on the Company's financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, First Majestic Resources Ltd., which was incorporated in the Province of Manitoba on July 2, 2002, to pursue its Manitoba mineral exploration activities. Inter-company balances and transactions are eliminated on consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash Equivalents

Cash includes short-term deposits maturing within 90 days of the original date of acquisition.

Mineral Property Interests

Mineral property costs and exploration, development and field support costs directly relating to mineral properties are deferred until the property to which they directly relate is placed into production, sold or abandoned. The deferred costs will be amortized over the useful life of the orebody following commencement of production or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

On a periodic basis, management reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. In the event that reserves are determined to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

From time to time, the Company acquires or disposes of properties pursuant to the terms of options agreements. Options are exercisable entirely at the discretion of the optionee and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Government Grants

The Company applies for funding under the Manitoba Mineral Exploration Assistance Program ("MEAP"), with respect to certain exploration costs incurred in that province. The MEAP is accounted for using the cost reduction approach whereby the amounts received or receivable are applied to reduce the cost of the related assets or related deferred expenditures or expenses.

Translation of Foreign Currencies

Monetary items are translated at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at average rates in effect during the period in which they were earned or incurred. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases (temporary differences), using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

Loss Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The effects of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

4. OTHER RECEIVABLE

Pursuant to a participation agreement dated September 4, 1999, the Company joined the Solana California Gas Exploration Syndicate (the "Syndicate"). The Syndicate was formed to acquire, explore and develop oil and gas prospects in California and elsewhere. In April 2000, the Syndicate elected to terminate its activities. During the 2001 and 2002 fiscal years, the Company continued its negotiations for the repayment of its original consideration in the amount of $45,775, held in trust by the Syndicate. In October 2002, the Company accepted an offer to acquire the Company's interest in the Syndicate for $15,187 (US$10,000) and the release of its claim against the Syndicate. Accordingly, during the 2002 fiscal year, the Company wrote down its interest by $30,588, to the agreed amount recoverable. Since then, the Company has been unable to collect on the amount and during the 2003 fiscal year, the Company wrote-off the remaining $15,187.

5. MINERAL PROPERTY INTERESTS

	2003			2002		
	Mineral Property $	Deferred Exploration Costs (see schedule) $	Total Costs $	Mineral Property $	Deferred Exploration Costs (see schedule) $	Total Costs $
Wekusko Lake Properties	-	28,133	28,133	116,000	41,687	157,687

The Company has an option to acquire interests in the following:

a) up to a 100% interest in the Wekusko Lake Properties, located in the Snow Lake area, Manitoba, as follows:

(i) paid $115,000 and making further option payments totalling $235,000, as follows:

- $80,000 on or before November 1, 2003;
- $75,000 on or before December 31, 2004; and
- $80,000 on or before December 31, 2005.

(ii) incurred $125,000 of exploration and development expenditures and incurring a further $875,000, on the property as follows:

- $175,000 on or before March 1, 2003
- $200,000 on or before March 1, 2004;
- $250,000 on or before December 31, 2004; and
- $250,000 on or before December 31, 2005.

(iii) issued 30,000 shares (issued May 2001) and issuing a further 120,000 common shares as follows:

- 30,000 shares upon the completion of each of Phases I, II, and III of exploration programs, subject to regulatory approval; and
- 15,000 shares upon the completion of each of Phases IV and V of exploration programs, subject to regulatory approval.

Once the 100% interest has been earned in the Wekusko Lake Properties, they will be subject to a 3% net smelter return ("NSR"), of which a 2% NSR may be purchased for $1,500,000.

5. MINERAL PROPERTY INTERESTS (continued)

b) a 100% interest in the Ferro Gold Mine, located within the contiguous property claim boundaries of the Wekusko Lake Properties, by establishing a resource of 250,000 ounces of gold on the Wekusko Lake Properties. The Company has paid $45,000 and is required to make further option payments totalling $55,000 as follows:

- $25,000 on or before November 1, 2003; and
- $30,000 on or before November 1, 2004.

If notice is given to exercise the option, the aggregate payment for the 100% interest will be $350,000 less any option payments made. Once the 100% interest has been earned in the Ferro Gold Mine, it will be subject to a 3% NSR, of which a 2% NSR may be purchased for $1,000,000.

The Company is eligible for MEAP grants, pursuant to which the Company is eligible to receive assistance of up to 25% of qualified expenditures incurred in Manitoba. During the 2003 fiscal year, the Company received $27,169 and has credited the amount to mineral property interests. Subsequent to June 30, 2003, the Company applied for and received a further MEAP grant of $28,133 relating to exploration activities conducted in January 2003.

As at June 30, 2003, the Company did not complete its exploration commitment as required in its option agreement on the Wekusko Lake Properties nor has it issued the 30,000 shares required at the completion of the Phase I exploration program. The Company has been put on notice of its deficiencies. The Company is currently reviewing the terms and obligations of the option agreement with the optionor. Unless the Company and the optionor are able to resolve the deficiencies or satisfactorily amend the option agreement, it will be terminated. The Company has determined to record a write-down of $391,324, to a carrying value of $28,133.

6. SHARE CAPITAL

Authorized - unlimited common shares without par value

Issued -	2003		2002	
	Shares	**$**	**Shares**	**$**
Balance - beginning of year	5,781,735	8,435,477	3,031,735	8,022,977
Issued during the year For private placement	-	-	2,750,000	412,500
Balance - end of year	5,781,735	8,435,477	5,781,735	8,435,477

(a) During the 2002 fiscal year, the Company completed a non-brokered private placement of 2,750,000 units at a price of $0.15 per unit, for total proceeds of $412,500. Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase an additional share, at a price of $0.25 per share on or before April 18, 2004. Certain directors of the Company purchased 650,000 units of the private placement. As at June 30, 2003, the warrants remained outstanding.

6. SHARE CAPITAL (continued)

(b) The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange (the "Exchange").

A summary of the Company's options for the 2003 and 2002 fiscal years is as follows:

	2003		2002	
	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $
Outstanding - beginning of year	575,000	0.35	112,500	1.30
Granted	-	-	575,000	0.35
Cancelled	(100,000)	0.35	(112,500)	1.30
Outstanding - end of year	475,000	0.35	575,000	0.35

The following table summarizes the options outstanding at June 30, 2003:

Weighted Average Exercise Price $	Options Outstanding and Exercisable	Expiry Date
0.35	475,000	May 22, 2005

7. INCOME TAXES

As at June 30, 2003, the Company has approximately $1,219,000 of non-capital losses and $125,000 of net capital losses carried forward and cumulative unclaimed resource deductions and capital cost pools of approximately $4,420,000 available, in certain circumstances, to offset future income. The non-capital losses expire commencing 2004 through 2010. The net capital loss can be utilized to reduce taxes on future capital gains and may be carried forward indefinitely. The cumulative resource deductions and capital cost pools may be carried forward indefinitely.

Future income tax benefits which may arise as a result of these losses have not been recognized in the financial statements as their realization is unlikely.

7. INCOME TAXES (continued)

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2003 $	2002 $
Combined federal and provincial income tax rate	37.62%	39.62%
Expected income tax benefit of income	206,934	36,547
Temporary difference not recognized in year	(155,043)	-
Unrecognized benefit of income tax losses	(51,891)	(36,547)
	-	-

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2003 $	2002 $
Future income tax assets		
Net tax losses carried forward	456,641	510,663
Temporary differences on assets	1,565,658	1,610,805
Valuation allowance for future income tax assets	(2,022,299)	(2,121,468)
Net future income tax assets	-	-
Future income tax liabilities	-	-
Future income tax assets, net	-	-

8. FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash, amounts receivable and advances, and accounts payable and accrued liabilities approximate fair values due to the short term to maturity of the instruments.

The Company is not subject to significant currency, interest rate and credit risks arising from these instruments.

9. SEGMENTED DISCLOSURE

As at June 30, 2003, the Company has one operating segment, mineral exploration, and all capital assets of the Company are located in Canada.

10. SUBSEQUENT EVENTS

(a) On August 7, 2003, the Company entered into an agreement with Consolidated JABA Inc. ("JABA"), a public company trading on the Exchange, to earn an 80% interest in four mineral concessions (the "Niko Silver Project") located in Chihuahua State,Mexico, by:

i) keeping the Niko Silver Project in good standing, which includes payment of annual taxes and timely completion and submittal of all reporting requirements;

ii) committing to the work expenditures totalling US $900,000 and making property payments to the underlying property owners as follows:

	Work Program	Property Payment
Year 1	US $150,000 (by Dec 31/03)	Nil
Year 2	US $200,000 (by Dec 31/04)	US $15,000 (Due Jan 1/04)
Year 3	US $250,000 (by Dec 31/05)	US $20,000 (Due Jan 1/05)
Year 4	US $300,000 (by Dec 31/06)	US $25,000 (Due Jan 1/06)
Year 5	Nil	US $50,000 (Due Jan 1/07)
Year 6	Nil	US $50,000 (Due Jan 1/08)
Year 7	Nil	US $100,000 (Due Jan 1/09)
Year 8 and onward	Nil	Greater of 2% NSR or US $100,000 each January 1st

iii) paying JABA $5,000 and issuing 200,000 common shares of the Company (paid and issued subsequent to June 30, 2003).

iv) paying JABA $5,000 by November 1, 2003 and issuing 150,000 shares on every anniversary, beginning September 12, 2004, until a bankable feasibility is completed; and

v) the Company will have earned a 70% interest after completing the US $900,000 work program and as long as it makes annual property payments. The Company can earn an additional 10% interest to 80% by completing a bankable feasibility study.

The underlying property owner retains a 2% NSR on all metals produced on the Niko Silver Project, however the Company has the right to purchase the 2% NSR by paying the owner US $6,000,000 within the next 7 years. JABA also has the option of being the operator in years one and two.

If JABA elects not to pay it's 20% share to put the Company's claims into production within 90 days after receipt of a bankable feasibility study then JABA retains the right to a 10% carried interest to commercial production.

(b) In October 2003, the Company completed a non-brokered private placement of 3 million units at a price of $0.20 per unit, for total proceeds of $600,000. Each unit consists of one share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase an additional share at a price of $0.30 per share on or before October 1, 2005. The President of the Company purchased 300,000 units of the private placement.

10. SUBSEQUENT EVENTS (continued)

The Company issued 130,000 shares and granted 150,000 warrants in consideration as finders' fees on a portion of the private placement. The terms of the warrants are the same basis as the private placement share purchase warrants.

(c) In September 2003, the Company entered into an employment agreement with the President of the Company. Under the agreement the Company has agreed to pay a minimum base salary of $3,500 per month. Should the President's employment be terminated by the Company without cause within the first three years of employment, then the Company will be required to pay four months base salary. After three years of employment, the termination payment shall increase by two months base salary for each additional year of employment.

(d) In September 2003, the Company granted stock options, subject to regulatory approval, to a consultant for the purchase of up to 175,000 shares of the Company to September 30, 2005, at a price of $0.35 per share.

(e) On October 17, 2003, the Company entered into an option agreement, subject to TSX Venture approval, with JABA whereby the Company can earn up to an 80% interest in three mineral concessions (the "Platino Porphyry Project") located in Chubut Province, Argentina.

To earn an initial 60% interest the Company must:

i) keep the Platino Porphyry Project in good standing;

ii) commit to a total of US $3 million of work programs over four years; and

iii) pay JABA $5,000 and issue a total of 850,000 common shares of the Company over three years.

The Company may earn an additional 20% interest by completion of a bankable feasibility study within five years of the completion of the work programs and by issuing 100,000 common shares annually and committing to a minimum US $100,000 work program.